EXHIBIT 99.1

VIZSLA SILVER PROVIDES CORPORATE AND ROYALTY UPDATE

NYSE: VZLA  TSX-V: VZLA

/This news release is not for distribution to U.S. newswire services or for dissemination in the United Shares/

VANCOUVER, BC, March 27, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has executed an arrangement agreement with Vizsla Royalties Corp. ("Vizsla Royalties"), whereby the business of the Company will be reorganized into two companies by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). Vizsla Silver shareholders will vote on the Arrangement at a special meeting of shareholders ("Meeting") to be held on a date to be announced. To be effective, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by Vizsla Silver shareholders present in person or represented by proxy at the Meeting, which shareholders are entitled to one vote for each Vizsla Silver share held.

The Arrangement involves, among other things, the distribution of common shares (the "Vizsla Royalties Shares") and warrants of Vizsla Royalties (the "Vizsla Royalties Warrants") to Vizsla Silver shareholders such that each shareholder as of a particular date, immediately prior to closing of the transaction (the "Record Date") will receive 1/3 of a Vizsla Royalties Share and 1/3 of a Vizsla Royalties Warrant for each common share of Vizsla Silver (the "Vizsla Silver Shares") held as of the Record Date. Vizsla Silver warrants will also be adjusted and Vizsla Silver options will be replaced pursuant to the Arrangement as described in more detail in the information circular ("Circular") that will be mailed to shareholders prior to the Meeting.

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair to shareholders and is in the best interests of the Company. A description of the various factors considered by the Board of Directors in arriving at this determination will be provided in the Circular.

ATM Program

The Company also announces that it has entered into an equity distribution agreement (the "Distribution Agreement") with Canaccord Genuity Corp. ("Canaccord Genuity") and filed a Prospectus Supplement (as defined below) in respect of an at-the-market equity program (the "ATM Program").

The ATM Program allows the Company to issue and sell up to C$50,000,000 of Vizsla Silver Shares from treasury to the public, from time to time, through Canaccord Genuity, at the Company's discretion and in accordance with the terms and conditions of the Distribution Agreement. All Vizsla Silver Shares issued under the ATM Program will be sold in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX Venture Exchange or on any other "marketplace" (as defined in National Instrument 21-101 – Marketplace Operation) in Canada, and/or any other method permitted by applicable law, at the prevailing market price at the time of sale and, as such, prices may vary among purchasers during the period of the ATM Program.

"It is prudent for Vizsla Silver to have an ATM Program available for optionality," commented Michael Konnert, President & CEO. "The Company never utilized the ATM that it had in place from April 2021 until March 2023. The Company does not expect to use the ATM Program in the regular course of business."

The ATM Program is intended to provide the Company with additional financing flexibility should it be required in the future. The volume and timing of distributions under the ATM Program, if any, will be determined in the Company's sole discretion. Distributions of the Vizsla Silver Shares under the ATM Program will be made pursuant to the terms and conditions of the Distribution Agreement.

The ATM Program will be effective until the earlier of the date on which (i) the issuance and sale of all of the Vizsla Silver Shares issuable pursuant to the ATM Program have been completed, and (ii) the receipt issued for the Shelf Prospectus (as defined below) ceases to be effective, unless earlier terminated prior to such date by the Company or Canaccord Genuity in accordance with the terms of the Distribution Agreement. The Company intends to use the net proceeds from the ATM Program, if any, for general corporate purposes and working capital needs. The Company will pay Canaccord Genuity a cash fee equal to 3% of the gross proceeds of Vizsla Silver Shares sold under the Distribution Agreement.

The offering of Vizsla Silver Shares under the ATM Program is qualified by a prospectus supplement dated March 26, 2024 (the "Prospectus Supplement") to the short form base shelf prospectus dated March 31, 2023 (the "Shelf Prospectus"), which were each filed with the applicable securities regulatory authorities in each of the provinces and territories in Canada. The Distribution Agreement, the Prospectus Supplement and the Shelf Prospectus are available on the System for Electronic Document Analysis and Retrieval + website at www.sedarplus.ca. Alternatively, Canaccord Genuity will send copies of the Distribution Agreement, the Prospectus Supplement and the Shelf Prospectus upon request by contacting Canaccord Genuity at: Canaccord Genuity Corp., Suite 2100, 40 Temperance Street, Toronto, Ontario M5H 0B4 or by email at ecm@cgf.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Vizsla Silver Shares, nor shall there be any sale of the Vizsla Silver Shares in any province, state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver is focused on derisking the resource base located in the western portion of the district ahead of a development decision. Additionally, Vizsla Silver has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the Project's mineral resource, as well as test other high priority targets across the district.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements in this news release include, among other things, statements regarding the Arrangement, including statements regarding the Meeting and the Circular, the issuance, sale and distribution of Vizsla Silver Shares pursuant to the ATM Program, including the price, volume and timing of any distributions; the intended use of net proceeds from the ATM Program, if any; and other statements that are not historical facts.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; the Company's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect the Company's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; ongoing military conflicts around the world; general economic factors; and the factors identified under the caption "Risk Factors" in the Company's annual information form and other public disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 07:00e 27-MAR-24